EXHIBIT 4.1
AMENDMENT NO. 2 TO SECOND AMENDED AND RESTATED
CREDIT AGREEMENT
     This Amendment No. 2 to Second Amended and Restated Credit Agreement (“Amendment”) dated as of July 2, 2007 by and among the lenders signatories hereto (“Banks”), Comerica Bank as agent for the Banks (in such capacity, “Agent”), and North Pointe Holdings Corporation, a Michigan corporation (“Company”).
RECITALS
     A. Company and Banks entered into that certain Second Amended and Restated Credit Agreement dated as of June 30, 2006, as previously amended (“Agreement”).
     B. The parties desire to further amend the Agreement.
     NOW, THEREFORE, the parties agree that the Agreement and the Term Notes are amended as follows:
     1. The following definitions set forth in Section 1 of the Agreement are amended to read in their entireties as follows:
     “Collateral Documents” shall mean the Guaranties, the Security Agreements, the Pledge Agreements and all of the other acknowledgments, certificates, stock powers, financing statements, instruments and other security documents executed by Company, any Subsidiary or any other Person in favor of the Agent for the benefit of the Banks and delivered to the Agent, as security for the Indebtedness, in each case as of the date of execution of this Agreement or, from time to time, subsequent thereto, in connection with the Guaranties, the Security Agreements, the Pledge Agreements, this Agreement and the other Loan Documents, in each case, as such collateral documents may be amended or otherwise modified from time to time.
     “Revolving Credit Aggregate Commitment” shall mean Thirty Five Million Dollars ($35,000,000) subject to reduction or termination under Section 2.13 or 8.2 hereof.
     “Revolving Credit Maturity Date” shall mean the earlier to occur of (i) July 1, 2010 (subject to extension as set forth in Section 2.16 of this Agreement), and (ii) the date on which the Revolving Credit Aggregate Commitment shall be terminated pursuant to Section 2.13 or Section 8.2 hereof.
     “Loan Documents” shall mean, collectively, this Agreement, the Notes, the Guaranties, the Pledge Agreements, the Security Agreements, the Letter of

Credit Agreements, the Letters of Credit, any Interest Rate Protection Agreements and any other documents, certificates, instruments or agreements executed pursuant to or in connection with any such document or this Agreement, as such documents may be amended from time to time.
     “Pledge Agreements” shall mean the Financial Pledge Agreement, the Company Pledge Agreement, and the Capital City Pledge Agreement, as each may be amended from time to time.
     “Security Agreement” shall mean the Second Amended and Restated Security Agreement dated June 30, 2006 from certain of the Guarantors in favor of the Agent for the benefit of the Banks, as amended from time to time; and/or the Security Agreement dated July 2, 2007 from certain other Guarantors in favor of Agent for the benefit of the Banks, as amended from time to time, and “Security Agreements” shall mean both of them.
     2. The following definitions are added in alphabetical order to Section 1 of the Agreement to read in their entireties as follows:
     “Acquisition” shall mean the acquisition by Capital City Acquisition Corp. of one hundred percent (100%) of the capital stock of Targets pursuant to the Acquisition Documents.
     “Acquisition Documents” shall mean the Stock Purchase Agreement and any other related documents or agreements arising from or entered into pursuant to the terms of the Stock Purchase Agreement.
     “Capital City Pledge Agreement” shall mean the Pledge Agreement (Capital City) dated as of July 2, 2007 pursuant to which Capital City Acquisition Corp. grants to Agent for the benefit of the Banks a first priority security interest in all of the issued and outstanding Equity Interests of its Subsidiaries (other than the Insurance Subsidiaries), as amended from time to time.
     “CCIC” shall mean Capital City Insurance Company, Inc., a South Carolina corporation.
     “Stock Purchase Agreement” shall mean the Stock Purchase Agreement dated as of May 11, 2007 by and among Company and Hinton G. Davis, HGD Investment Limited Partnership, First Venture Holdings, LLC, Mary Teresa Davis Tanner, Hinton G. Davis III, Grantor Trust, Susan Cheri Davis McMillan and Capital City Acquisition Corp., as amended.
     “Targets” shall mean Capital City Holding Company, Inc., Davis-Garvin Holdings, Inc., Capital Excess & Surplus Brokers, Inc., Southeastern Claims Services, Inc., Safeco Products, Inc. and Charter Premium Audits, Inc., each a South Carolina corporation, and “Target” shall mean any one of them.

     3. The first sentence of Section 2.11 of the Agreement is amended to read in its entirety as follows:
     “From the date hereof to (but excluding) the Revolving Credit Maturity Date, the Company shall pay to each of the Revolving Credit Banks, a Revolving Credit Facility Fee determined by multiplying one quarter of one percent (1/4%) per annum times the average daily amount of the Revolving Credit Aggregate Commitment.”
     4. Section 2.13(i) of the Agreement is amended to read in its entirety as follows:
     “(i) each partial reduction of the Revolving Credit Aggregate Commitment shall be in an aggregate amount equal to at least Five Million Dollars ($5,000,000) or a larger integral multiple of One Million Dollars ($1,000,000);”
     5. Section 2.16 is added to the Agreement to read in its entirety as follows:
          “2.16 Extension of Revolving Credit Maturity Date.
     “(a) Provided that no Default or Event of Default has occurred and is continuing, Company may, by written notice to Agent (with sufficient copies for each Bank) (which notice shall be irrevocable and which shall not be deemed effective unless actually received by Agent) prior to May 1 but not before April 1 of each year beginning in 2010 (or at such other time as agreed to by the Agent and the Majority Banks), request that each Bank extend the then applicable Revolving Credit Maturity Date to a date that is one year later than the Revolving Credit Maturity Date then in effect (each such request, a “Request”). Each Bank shall, not later than 30 days after such Request, give written notice to the Agent stating whether such Bank is willing to extend the Revolving Credit Maturity Date as requested. If Agent has received the aforesaid written approvals of such Request from each of the Banks, then, effective upon the date of Agent’s receipt of all such written approvals from the Banks, the Revolving Credit Maturity Date shall be so extended for such additional one year period, the term Revolving Credit Maturity Date shall mean such extended date and Agent shall promptly notify the Company that such extension has occurred.
     “(b) The Agent shall promptly notify the Company whether all of the Banks have consented to such request. If the Agent does not so notify the Company within 30 days of the Agent’s receipt of such Request, the Agent shall be deemed to have notified the Company that all of the Banks have not consented to the Company’s request. If a Bank does not respond within 30 days after a Request it shall be deemed to have denied the Request.
     “(c) Notwithstanding anything herein to the contrary, the Revolving Credit Maturity Date will not be extended unless all Banks have consented to the extension.”

     6. Sections 6.16, 6.18 and 6.19 of the Agreement are amended to read in their entireties as follows:
     “6.16 Maintain Risk-Based Capital. Not permit “total adjusted capital” (within the meaning of the Risk-Based Capital for Insurers Model Act as promulgated by the NAIC as of the Closing Date (the “Model Act”)) of any of its Insurance Subsidiaries as of the last day of each fiscal year to be less than 275% of the applicable “Authorized Control Level RBC” (within the meaning of the Model Act) for such Insurance Subsidiary.
     “6.18 Net Premium and Gross Premium Ratio. Cause the Insurance Subsidiaries to maintain as of the end of each fiscal year Net Premium Ratios and Gross Premium Ratios of not more than the following amounts:

Insurance Subsidiary	Net Premium Ratio	Gross Premium Ratio
NPCIC	4.0 to 1.0	10.0 to 1.0
HPIC	4.0 to 1.0	10.0 to 1.0
NPIC	2.5 to 1.0	3.0 to 1.0
CCIC	2.5 to 1.0	3.0 to 1.0
     “6.19 Combined Ratio. Cause the Insurance Subsidiaries to maintain as of the end of each fiscal year a Combined Ratio of not greater than 115%.”
     7. Section 8.1(m) of the Agreement is amended to read in its entirety as follows:
     “(m) if (i) the Best rating for NPIC, NPCIC, HPIC or CCIC is below the Required Rating or (ii) Best shall withdraw its rating for any Insurance Subsidiary;”
     8. Schedules 5.6, 5.10, 5.16, 5.18 and 7.10 to the Agreement are amended to read in the form of attached Schedules 5.6, 5.10, 5.16, 5.18 and 7.10.
     9. Company has informed Agent that the purchase price of the Acquisition will exceed Five Million Dollars ($5,000,000). Agent and Banks consent to the Acquisition conditioned upon the purchase price for the Acquisition not exceeding Forty One Million Dollars ($41,000,000).
     10. Company hereby represents and warrants that, after giving effect to the amendments and consent contained herein, (a) execution, delivery and performance of this Amendment and any other documents and instruments required under this Amendment or the Agreement are within Company’s powers, have been duly authorized, are not in contravention of law or the terms of the Company’s Articles of Incorporation or Bylaws and do not require the consent or approval of any governmental body, agency, or authority; and this Amendment and any other documents and instruments required under this Amendment or the Agreement, will be valid and binding in accordance with their terms; (b) the representations and warranties of Company set forth in Sections 5.1 through 5.6 and 5.8 through 5.21 of the Agreement are true and correct in all material respects on and as of the date hereof with the same force and effect as if made on and as of the date hereof; (c) the representations and warranties of Company set forth in Section 5.7 of the Agreement are true and correct in all material respects as of the date hereof with respect to the most recent financial statements furnished to the Bank by Company in accordance with Section 6.1 of the Agreement; and (d) no Event of Default, or condition or event which, with the giving of notice or the running of time, or both, would constitute an Event of Default under the Agreement, has occurred and is continuing as of the date hereof.
     11. This Amendment shall be effective upon (a) execution hereof by Company, Agent and the Banks, (b) execution by the existing Guarantors of a reaffirmation of Guaranty in the form of attached Exhibit A, (c) execution and delivery by Company to Banks of Revolving Credit Notes in form acceptable to Agent and each such Bank, (d) receipt by the Agent of evidence satisfactory to Agent of the consummation of the Acquisition on the terms set forth in the Stock Purchase Agreement, (e) execution and delivery by Company of an Assignment as Collateral Security in the form of attached Exhibit K, (f) execution and delivery to Bank by each of the Sellers (as defined in the Stock Purchase Agreement) of a Consent to Assignment as Collateral Security in the form attached to the Assignment as Collateral Security, (g) execution and delivery by Capital City Acquisition Corp., Capital Collection Services, Inc. and each Target and each of its Subsidiaries of a Guaranty in the form of attached Exhibit L, (h) execution and delivery by Capital City Acquisition Corp., Capital Collection Services, Inc. and each Target and each of its Subsidiaries of a Security Agreement in the form of attached Exhibit M, (i) execution and delivery by North Pointe Financial Services, Inc. of an Acknowledgment and Amendment to Pledge Agreement in the form of attached Exhibit N, together with delivery of the original stock certificates evidencing North Pointe Financial Services, Inc.’s ownership of 100% of Capital City Acquisition Corp. along with stock assignments executed in blank, (j) execution and delivery by Capital City Acquisition Corp. of a Stock Pledge Agreement in the form of attached Exhibit O, together with delivery of the original stock certificates evidencing Capital City Acquisition Corp.’s ownership of 100% of each of the Targets with stock assignments executed in blank, (k) receipt by the Agent of copies of the executed Acquisition Documents, certified by a Responsible Officer as being true, correct and complete which Acquisition Documents shall be in form and substance satisfactory to the Agent and the Banks and each of the Acquisition Documents shall have been duly authorized, executed and delivered by each of the parties thereto and shall be in full force and effect, (l) receipt by the Agent of evidence satisfactory to Agent that all consents, authorizations and approvals of, and filings and registrations with, and all other actions in respect of, any governmental authority or other Person required in connection with the consummation of the transactions contemplated by the Acquisition Documents shall have been obtained and shall be in full force and effect, and (m) payment by Company to Agent, for the pro-rata benefit of the Banks, of a non-refundable amendment fee in the amount of $24,500.
     12. This Amendment may be signed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.
     13. Capitalized terms not defined herein shall have the meanings given to them in the Agreement.

     WITNESS the due execution hereof as of the day and year first above written.

COMERICA BANK, as Agent		NORTH POINTE HOLDINGS CORPORATION

By:		By:

	Mark A. Rafdal	James G. Petcoff

Its:	Vice President	Its: Chairman and Chief Executive Officer

BANKS:	COMERICA BANK

By:

Its:

FIFTH THIRD BANK

By:

Its:

JPMORGAN CHASE BANK N.A.

By:

Its:

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SECOND AMENDED AND
RESTATED CREDIT AGREEMENT]

EXHIBIT A
     The undersigned previously executed and delivered to Comerica Bank, as Agent, a Guaranty dated June 30, 2006 (“Guaranty”) with respect to the obligations and liabilities of North Pointe Holdings Corporation (“Borrower”) to Comerica Bank, Fifth Third Bank and JPMorgan Chase Bank N.A. The undersigned acknowledge the foregoing amendment to the Amended and Restated Credit Agreement dated July 2, 2007 between Borrower, Comerica Bank as Agent and the lenders party to the Credit Agreement. The undersigned acknowledge and agree that the Guaranty remains in full force and effect in accordance with its terms and that the undersigned have no defense or setoff to their respective obligations under the Guaranty.
Dated: July 2, 2007

SOUTH POINTE FINANCIAL SERVICES, INC.

By:

John H. Berry

Its: Treasurer

NORTH POINTE FINANCIAL SERVICES, INC.

By:

Brian J. Roney

Its: Vice President

N.P. PREMIUM FINANCE COMPANY

By:

John H. Berry

Its: Treasurer